UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs Supply Contract with juwi GmbH

We, LDK Solar Co., Ltd., have signed a 15 megawatts, or MW, supply contract with juwi Solar in Germany. Under the terms of the contract, we will provide 15 MW of polycrystalline PV modules from August 2011 to November 2011, with an option to deliver an additional 15 MW immediately, until the end of the year.

Our press release issued on July 19, 2011 is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 20, 2011

Exhibit 99.4

LDK Solar Signs Supply Contract with juwi GmbH

XINYU CITY, China and SUNNYVALE, Calif., July 19, 2011 /PRNewswire/ — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that the Company has signed a 15 Megawatt (MW) supply contract with juwi Solar in Germany.

Under the terms of the agreement, LDK Solar will provide 15 MW of polycrystalline PV modules from August 2011 to November 2011, with an option to deliver an additional 15 MW immediately, until the end of the year.

“We appreciate being chosen as a new supplier for juwi´s portfolio and believe both companies´ cost reduction roadmaps will set benchmarks for future PV systems around the globe,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.

About The juwi Group

juwi is one of the world’s leading specialists for renewable energy. The company was founded in 1996 by Matthias Willenbacher and Fred Jung. The CEO’s have developed juwi from a two-man office to a company acting worldwide with more than 1,400 employees and revenue of approximately 800 million Euros (2010). Besides solar power, wind energy and bio energy, company activities include hydropower and geothermal energy as well as “Green Buildings” and “solar electrical mobility”. In the wind energy sector juwi has constructed more than 500 wind turbines with an output of more than 800 MW; in the solar sector more than 1,500 solar power plants with a total output of more than 800 MW. juwi is one of Germany’s best employers. The company was among the TOP 20 in the renowned competition, “Great Place to Work”. The juwi group is headquartered in Germany and has subsidiaries in France, Italy, Spain, the Czech Republic, Greece, Poland, Bulgaria, Great Britain, India, South Africa, Chile, the USA and Costa Rica.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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